IN THE SUPERIOR COURT FOR THE COUNTY OF GLYNN
                                STATE OF GEORGIA


FIRST FEDERAL SAVINGS          )
BANK OF BRUNSWICK              )
GEORGIA,                       )
                               )
                               )
     Plaintiff,                )
                               )
                               )
     vs.                       )        CIVIL ACTION NO. 91-01709-2
                               )
                               )
                               )
NATIONSBANK, as successor to   )
C&S/SOVRAN CORPORATION         )
THE CITIZENS AND               )
SOUTHERN CORPORATION,          )
CITIZENS AND SOUTHERN

GEORGIA CORPORATION,

and THE CITIZENS AND           )
SOUTHERN NATIONAL BANK         )
                               )
                               )
     Defendants.               )


                              ORDER AND JUDGEMENT
                                  INTRODUCTION

     This litigation, which commenced in September of 1991, involves a merger agreement between Plaintiff and Defendant, the successor in interest to Citizens & Southern National bank and related corporations. Two jury trials have been conducted. The first trial resulted in a finding C&S had breached the merger agreement by failing to file a Y-2 application with the Federal Reserve Board, through the Federal Reserve Bank of Atlanta on March 8, 1991, a necessary step for obtaining the regulatory approval required to consummate the merger. The Court determined money damages were not available because the actual damages Plaintiff sought related to alleged investment losses of its shareholders, and it is settled law



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that  corporations  cannot  be used as a conduit  for  pursuit  of such  private interests. Specific performance of the merger agreement was found to be the appropriate remedy. That finding by the Court and its Order accepting the jury verdict which determined the date of breach of the agreement to be March 8, 1991, were affirmed by the Supreme Court of Georgia in C&S/Sovran Corporation et al. v. First Federal Savings Bank of Brunswick. 266 Ga. 104 (1995).

     Under the merger agreement, the consideration to be offered to Plaintiff's shareholders was to be determined in part by the date on which the merger would have been consummated had there been no breach. Evidence on the nature of the regulatory approval process and the facts which were arguably relevant to the issue of when regulatory approval would have been obtained and the closing would have occurred had the process proceeded forward as of March 8, 1991 was presented to a second jury. That jury, which was instructed to assume that the required regulatory approval for the transaction would have been obtained at some point subsequent to March 9, 1991, found the merger would have been completed as of June 19, 1991. 1

                       CONSIDERATION OF POSSIBLE REMEDIES

     The remedy to be provided to Plaintiff was selected after other possible remedies were considered and rejected. The traditional remedy at law for breach of contract is money damages. In this case, damages would consist of the value of the contract to the party not in

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     1 The jury served in an advisory capacity.  Their verdict was  accepted  by
the Court,  pursuant  to  Findings   of  Fact  and   Conclusions  of  Law  filed
contemporaneously with this Order and Judgement.

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breach, plus allowable  consequential  damages.  The value of the contract would have been determined by calculating the dollar value of the relevant number of C&S/Sovran shares as of March 8, 1991, and subtracting from that figure the value of the First Federal shares as of that date, under the pricing mechanism provided in the merger agreement. To that sum would be added allowable consequential damages, such as interest on that sum at the legal rate from March 8, 1991, to the date of satisfaction of the judgment, and reasonable attorneys fees. (As noted above, losses Plaintiff's shareholders allegedly incurred related to investment consequences of the delay in completing the merger are not recoverable in an action brought by Plaintiff.) The Court found such a remedy at law to be inadequate. Plaintiff bargained for an offer to be merged into C&S/Sovran, a unique event which would end Plaintiff's existence. The Court ordered specific performance of the merger agreement.

     There remained the question of what would constitute the compensation Defendant would be required to offer to Plaintiff's shareholders. The medium of exchange provided in the parties' agreement, shares in C&S/Sovran, was no longer available because that entity ceased to exist at the end of 1991, having been merged into NationsBank, a merger under which the other merging institution, North Carolina National Bank (NCNB), was the surviving corporation. The Court recognized it would be improper to convert the medium of exchange from stock to cash, because what was bargained for was a stock for stock transaction.

     The Court evaluated several possible methods for effectuating the intent of the merger agreement, and providing adequate but not excessive compensation to the party not in breach. It would have been possible to cash out the transaction, as if it had occurred on June 19, 1991, and to convert the cash to an appropriate number of NationsBank shares as of the date the

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merger offer is actually made to Plaintiff's shareholders.2 Upward adjustments could be made to that sum, to reflect interest to legal rate, any differential between dividends paid by C&S/Sovran and NationsBank and dividends paid by First Federal, increases in the net worth of First Federal, or a combination of these factors. The resulting dollar amount could then be converted into however many NationsBank shares could be purchased for that sum as of the date of Defendant's offer to Plaintiff's shareholders.

         Although the effect of the delay in consummating the merger on Plaintiff's shareholders in their individual capacities is not a relevant consideration in this case, Plaintiff should have standing to insist that the consideration for the merger be equivalent to what it would have been but for the breach. When parties agree to use stock as the medium of exchange for a transaction, they do so with full knowledge that market forces operating between the agreement date and the closing date may make the transaction more attractive to one party and less attractive to the other prior to its consummation. A remedy for breach of merger agreements which ignores this reality would serve as a disincentive to good faith performance of such agreements. The Court elected to fashion a remedy which fixes the rights of the party not in breach by an ascertainable standard not totally dependent upon market forces, although the economic value of those rights is highly sensitive to market forces. Such a remedy may produce a disparity between what the acquiring corporation actually pays to complete the

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         2. The evidence was that as of June 19,1991, there were 1,530,250 First
Federal shares outstanding or subject to issuance pursuant to the merger agreement. Under the agreement they were valued at $19.372, and C&S/Sovran shares were valued at $19.450. Had the merger actually closed on June 19,1991, the consideration offered by Defendant would have been 1,524,129 C&S/Sovran shares, with a cash value approximately $30,000,000.

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merger and what is would have paid there been no breach which greatly exceeds the monetary relief the party not in breach would have obtained under a traditional remedy at law. But the courts must address litigation over failed merger agreements in their proper context. Parties to such agreements must recognize that, since their agreements are market-sensitive, one risk of protracted litigation is an outcome that may appear irrational if it is compared to what would be produced if traditional rules governing damages for breach of contract were applied.

         The prior Order entered herein on December 19,1994 provided that:

         Those collars [in the merger agreement] shall be applied to the merger close date found by the jury, to arrive at the number C&S shares which would have been offered to the First Federal shareholders had there been no breach. Those shares would have represented a fractional ownership of the surviving corporation. The Court believes the parties can stipulate as to the facts necessary to carry that same fractional ownership forward through the course of the C & S merger with NCNB, to arrive at the number of NationsBank shares which will need to be offered to the First Federal shareholders to provide them with the same percentage of ownership in NationsBank as they would possess had they received C&S/Sovran shares in 1991.

         The Court concludes from the evidence presented at the post-trial hearing that as of June 19,1991, the merger closing date found by the second jury, Plaintiff's shares had a Per Share Purchase Price of $19.372. Pursuant to (Paragraph symbol)1.8 of the Merger agreement, C&S/Sovran stock as of the date carried a valuation of $19.450 per share. Due to the merger of C&S/Sovran with North Carolina National Bank (a merger which had not been announced prior to June 19,1991), the consideration Defendant will offer for the First Federal shares, in lieu of C&S/Sovran shares, will be NationsBank shares, which were trading at roughly $90.00 per share as of August 15, 1996. Defendant contends the Court's use of a "percentage of

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ownership" formula in lieu of the contractual formula results in a windfall to
Plaintiff's shareholders which was not contemplated by the parties at the time of their agreement. However, as noted above, the Court determined that no other remedy would do complete justice under the unique circumstances presented herein. O.C.G.A. SS23-1-7.

                       ISSUES TO BE DECIDED BY THE COURT

         The second jury verdict did not resolve all remaining issues in this equity case. The Court conducted a post-trial evidentiary hearing on three issues which it elected to decide without a jury.3

         1. The formula to be applied to determine the appropriate consideration for the merger;

         2. The right of Defendant to claim an offset against said consideration to reflect changes in Plaintiff's executive compensation structure which allegedly violated Plaintiff's covenants in the merger agreement; and

         3. The extent to which Defendant will be required to absorb the attorneys fees Plaintiff agreed to pay its counsel under an agreement which included a contingent fee component.

                           THE STOCK EXCHANGE FORMULA

         The remedy fashioned by the Court in its Order of December 19, 1994 had not been suggested by any party. No evidence concerning it was presented to the Court prior to the



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         3. The three issues addressed infra. primarily involve questions of law. The issues of fact they present, such as stock valuations at relevant times, are for the most part undisputed by the parties.

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entry of said Order. Had there been no changes in the character of Defendant's stock between 1991 and 1996, the Court's prediction the parties could stipulate to the facts necessary to frame Defendant's offer to Plaintiff's shareholders would have been accurate. It was not accurate, due to developments which made the phrase "the same percentage of ownership in NationsBank as they [Plaintiff's shareholders] would possess had they received C&S/Sovran shares in 1991" subject more than one interpretation.

         Defendant presented evidence which establishes that C&S/Sovran shareholders who have held their stock since June of 1991 have incurred a dilution of their percentage of ownership in NationsBank since that corporation was created by the C&S/Sovran merger with NCNB. This has occurred primarily because NationsBank has issued new stock to fund new acquisitions and other events which have increased the number of outstanding shares, and in a few instances there have also been buyback of NationsBank stock. Defendant contends these events have produced an increase in the intrinsic worth of NationsBank shares, which should be reflected in the number of shares it should be required to include in its offer to Plaintiff's shareholders. While C&S/Sovran shareholders who received NationsBank stock at the end of 1991 and held it have incurred a diminution in their percentage of ownership in the new institution their shares have increased in value, because they now represent the ownership of a more valuable corporation, due to assets purchased with the new shares. Defendant therefore contends it should not be compelled to offer First Federal shareholders enough shares to preserve their 1991 ownership percentage because that would favor them over all other former C&S/Sovran shareholders. Defendant asserts this would be contrary to the

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Court's expressed intention to provide shareholders the same treatment as was received by other former C&S/Sovran shareholders.

         Plaintiff argues the Court's prior Order should be interpreted to preserve the 1991 ownership percentage. It presented evidence on NationsBank's dividend reinvestment program, and contended that if all of its shareholders had participated fully in that program since June 19, 1991, they would have acquired enough additional NationsBank shares to bring their current percentage of ownership in NationsBank close to the level Plaintiff seeks to establish as the proper stock exchange formula, that is, an undiluted percentage of ownership notwithstanding the changes in the character of NationsBank stock which have resulted in dilution of the ownership share of other C&S/Sovran shareholders and NCNB shareholders. The Court finds this theory speculative to serve as the basis for establishing the proper consideration for the merger.4 A reasonable and less speculative manner of dealing with the passage of time between the date the merger should have closed and the date it will close is available, and it will be utilized.


----------------------------------
         4.Plaintiff, with the benefit to perfect hindsight, seeks to capitalize on the substantial increase in the value of NationsBank stock by taking the position its shareholders would have used their dividends to acquire more shares. However, Plaintiff presented no evidence whatever on the percentage of shareholders in NationsBank or any other corporation who actually avail themselves of dividend reinvestment plans, or of the percentage of its own shareholders who use, or would have used, that investment device. Plaintiff's use of that mechanism as a basis for asserting what relief it should receive is self-serving. Defendant's contention there should be no consideration whatever given to the effects of the passage of time between the date the merger should have closed and the date it will close is equally unreasonable.

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         The starting point for Defendant's offer to Plaintiff's shareholders shall be the number of its shares required to provide them with the so-called "diluted" percentage of NationsBank ownership. This reflects the Court's intention to place Plaintiff's shareholders in the same posture they would have occupied had there been no breach of the merger agreement. The Court finds that number of NationsBank shares to be 1,280,268. However, limiting the amount of consideration to be included in Defendants's offer to that amount would unfairly reward Defendant for its breach. It was within the contemplation of the parties that a breach of the merger agreement would result in some reasonable sanction against the breaching party, and lost dividends are an obvious basis for determining the amount of such sanction.5 Therefore, the number of shares in the offer will be increased by the number of NationsBank shares which can be purchased, as of the date the offer is tendered, for an amount equal to the difference between dividends paid on 1,280,268 NationsBank shares since December,1991, and dividends

----------------------------------
         5. The Court recognizes the apparent inconsistency between its prior determination Plaintiff no standing to recover for investment losses of Plaintiff's shareholders and its use of dividends as the measure for reconciling Plaintiff's claim to an undiluted ownership percentage in NationsBank and Defendant's assertion the dilution incurred by all former C&S/Sovran share-holders should be fully applied, without any adjustment, to the shares to be offered as consideration for the merger. The Court views the use of dividends in this manner as a logical means of preserving the concept that the parties should be placed in the positions they would have occupied had there been no breach. Assuming Plaintiff's shareholders would have held their shares and received dividends produces a more reasonable outcome than the alternatives presented by the parties. The Court further notes that while Plaintiff's shareholders would have obtained additional benefits by having the amount of dividends on their stock available for their use over the past five years, its decision on this issue increases the number of NationsBank shares they will be offered by the pre-tax dividend differential between the two corporations. This provides a substantially larger net return on that differential than would be the case if it had been actually received, which is ample compensation for the loss of use of those funds.

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paid on all First Federal shares from June 19, 1991, to the date the offer is tendered.6 The number of shares to be contained in said offer under this computation is subject to the adjustments required by the Court's ruling herein-after.7

         Plaintiff argued that its shareholders were deprived of other incidents of ownership in NationsBank besides the loss of dividends. They could not borrow against their NationsBank shares, participate in the governance of the corporation, or dispose of their shares at any time. There was no evidence presented upon which the Court could make findings as to the frequency with which shareholders actually borrow against their shares, or the difference in loan value between First Federal shares and NationsBank shares. There was also no evidence any matter decided by a vote of NationsBank shareholders passed or failed by a margin which would have been overcome had the First Federal shareholders obtained their NationsBank shares and voted them as a block against the prevailing position.8 The Court finds that Plaintiff is not entitled to any increase in the number of NationsBank shares to be tendered to its shareholders by reason of these factors.


----------------------------------
         6. Between June 19,1991 and December 31, 1991, the dividend differential shall be based upon what would have been paid in dividends during that period on 1,524,129 C&S/Sovran shares, which is the amount of such shares the Court finds would have been the consideration for the Merger Offer had it been made in C&S/Sovran shares.

         7. The provision of the parties' Agreement governing the effect of issuance of new shares not in exchange for new value is not affected by this Order.

         8. For example, the First Federal shareholders could have nominated Mr. Ben Slade or Mr. John Rogers to serve as a NationsBank Director. While they would undoubtedly have rendered exceptional services in that capacity, there was no evidence they or any other potential Directors could have improved NationsBank's performance.

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                       EXECUTIVE COMPENSATION AGREEMENTS

         As a condition of obtaining specific performance of the parties' merger agreement, Plaintiff must fully perform its obligations thereunder. Plaintiff agreed to limit changes to its executive compensation structure pending the merger. The applicable agreement provision is:

         (paragraph symbol)5.1 Conduct of Business - Negative Covenants. From the date of this agreement until the earlier of the Effective Date or until the termination of this Agreement, [Plaintiff] covenants and agrees that it will not do or agree or commit to do, any of the following without the prior written consent of chief executive officer or chief financial officer of C&S, which consent shall not be unreasonably withheld:

                            *        *        *

         (h) Grant any general increase in compensation to its employees as a class or its officers, except in accordance with its past practice or as required by law; pay any bonus except in accordance with past practice or the provisions of any applicable program or plan adopted by the Board of Directors of [Plaintiff] prior to the date of this Agreement[.]

         Beginning in 1992, Plaintiff entered into a series of contracts with several of its officers, under which they were granted the right to receive certain benefits in the event their employment was terminated. It is undisputed no such termination packages were in place at the time the merger agreement was executed, and Plaintiff does not contend it obtained approval of the packages from C&S/Sovran or any successor entity.

          Defendant contends the termination packages, which exceed one million dollars in value, violate the foregoing negative covenant. Plaintiff argues the packages should not be found to violate said covenant, because they were made necessary by the breach of the merger agreement by C&S/Sovran, as those key personnel had to be induced to remain with First Federal while it was under the cloud of this litigation. This argument might have merit with

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respect to the packages entered into for calendar years 1991 through 1995, which have expired. However, in 1995 the Supreme Court of Georgia affirmed this Court's determination that specific performance would be ordered, meaning the merger would take place. Thus, the uncertainty which may be argued to have justified Plaintiff's departure from the covenants in prior years had been eliminated as of January 1, 1996, the effective date of the termination packages Defendant challenges. Plaintiff knew, or should have known, that the Court's imposition of an equitable remedy would be conditioned upon Plaintiff's compliance with all of its obligations under the merger agreement.9

         There is another reason Defendants must prevail on this issue. The legitimate purpose of a termination package is to protect key employees from harm in the event an acquisition produces changes in top management and thereby to promote stability in management by encouraging management to remain with the employer. But Plaintiff did not provide typical termination packages. Under its agreements with its key personnel, once the merger is completed, Defendant will not have the option of retaining some or all of those employees,


----------------------------------
         9. Plaintiff argued this issue should be governed by the same legal principle the Court gave in its charge to the jury at the first(liability phase) trial: a breach of a contract by one party excuses the other from performance. Defendant had implied the failure of the First Federal shareholders to approve the agreement was a failure of performance on the part of Plaintiff, and the jury need to be instructed that was not a legally sound contention, since Defendant's breach, if a breach occurred, was the reason Plaintiff's share-holders had not had an opportunity to accept the offer. This principle of law has no application to the obligations of the party not in breach when specific performance is ordered. The relevant statutory provision is O.C.G.A. SS 23 1-10. Under these circumstances, the performance of the nonbreaching party under the obligation it seeks to enforce in equity cannot be excused, but it may be deferred until the party in breach has performed its obligations under contract. Jordan V. Flynt 240 GA. 359,364(1977).

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and an opportunity to avoid liability for their termination by paying them their regular compensation. Plaintiff's termination packages give those employees the absolute right to voluntarily leave their jobs and receive three full years of compensation when the merger is concluded. As noted above, as of the effective date of the current termination packages, a change of control of First Federal was not a contingency, it was a known, court-ordered fact. The affected employees have not been "protected" from involuntarily termination after the merger, a legitimate objective when a merger is contemplated. Instead, they have been guaranteed substantial additional compensation at the time the merger occurs. The arrangements entered into by Plaintiff are not true involuntary termination packages, they are already-assured bonuses, although the time of payment is deferred.

         The Court finds Plaintiff has breached the above-stated negative covenant by entering into employment termination agreements with Mr. Slade, Mr. Rogers, Mr. Gash, and Mr. Sams. In the event the merger closes prior to the end of 1996, Defendant will be entitled to reduce its offer to Plaintiffs shareholders by the amount of liability it will assume under the existing agreements at the time of the merger.10 The current termination packages are subject to modification at will by Plaintiff at the end of 1996. In the event Plaintiff decides to continue


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         10. If one or more of these employees  continues their  employment with
Defendant subsequent to the merger, the amount of liability under the termination packages not actually incurred by Defendant shall be distributed to Plaintiff's shareholders of record as of the date of the merger, when potential liability thereunder has expired.

         Defendant's offer to Plaintiff's shareholders shall include a disclosure of this provision, as well as, the future distribution which would be made to them in the event an agreement consistent herewith is made, but not paid due to continued employment to affected individuals.

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those packages beyond the end of 1996, Plaintiff shall modify them to include a condition that if any First Federal funds are utilized to fund them prior to consummation of the merger with NationsBank, that will result in a reduction of the number of NationsBank shares to be received by First Federal shareholders in the merger. Such termination packages shall also disclose that if they remain in effect as of the consummation of the merger, NationsBank will convert an appropriate number of its shares to cash to fund the termination packages by means of an interest bearing escrow account, and that number of NationsBank shares shall be deducted from the number of shares which would otherwise be received by First Federal shareholders in the merger. Any new termination packages Plaintiff elects to provide shall contain similar conditions.

             DEFENDANT'S LIABILITY FOR PLAINTIFF'S ATTORNEYS FEES

         This Court's Order of December 19, 1994 provided as follows:


         Under the unique situation this cash presents, the Court finds it must retain equitable jurisdiction for the purpose of determining the issue of Defendant's liability for attorney's fees. If the stock tender offer Defendants present to Plaintiff's shareholders after the damages phase of the trial is accepted, Defendants (or their successor entity) will become the owners of the Plaintiff. They will thus obtain all Plaintiff's assets, including any judgment awarding attorney fees. While it could be argued that First Federal should be permitted to recover its attorneys fees and distribute them to its shareholders as some type of extraordinary dividends just before the exchange of stock occurs, specific performance is an equitable remedy, and the Court finds it would be inequitable to permit something of that nature to occur. The value of what Defendants acquire will have been diminished by those expenditures. However, in the event the First Federal shareholders ultimately reject Defendant's offer, Plaintiffs entitlement to attorney fees will need to be determined, and that will require further proceedings herein.

         Plaintiff contends the foregoing discussion of the attorneys fee issue constitutes a final

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and binding determination it can pay its attorneys fees, whatever they may be, prior to the merger, thus effectively requiring Defendant to absorb them in full. At the evidentiary hearing on this issue, Plaintiff stipulated that neither the Court nor Defendant had been provided with the attorneys fee contract in 1994, although the Court and Defendant were aware (as part of settlement negotiations which the Court participated with the consent of all parties) that it contained a contingency component in an undisclosed percentage. The fee contract was not made a part of the record in this case until August 15, 1996. Under the facts stipulated above, it would have been a violation of due process if the Court, on December 19,1994,had made Defendant liable for Plaintiff's attorneys fees in an amount which was then unknown to both the Court and Defendant.11 The amount of fees Defendant will be required to absorb will be determined under the evidence presented to the Court at the post-trial hearing.12

         Plaintiff's expert witness, Wallace Harrell, testified the fee contract between Plaintiff and its counsel is reasonable. However, the relevant issue is the extent to which fees shall be awarded against Defendant, and the contract for legal services entered into by Plaintiff, at a


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         11. The fundamental requirement of due process is the opportunity to be heard at a meaningful time and in a meaningful manner. Mathews V. Eldridge, 424 U.S. 319, 333, 96 S. Ct. 893, 47L.Ed.2d 18, (1976). Defendant was not afforded any such opportunity until the post-trial hearing.

         12. Defendants will not be required to make a direct payment of attorneys fees to Plaintiff, because the payments made by Plaintiff to its attorneys, to the extent they are deemed infra to be allowable charges against the assets Plaintiff agreed to preserve under the merger agreement, will reduce the assets Defendant would have received in the merger but for the breach of the merger agreement by C&S/Sovran.

time when it was intending to enforce the merger agreement, must be evaluated under that agreement. Defendant had no objection to the hourly rate contained in the fee agreement ($175 per hour). Its objection was to the contingent component of the agreement, which as applied to the merger to be consummated under the formula adopted above would result in an attorneys fee of over $10 million. 13 This is alleged to be excessive.

         Defendant contends Plaintiff's attorneys fee contract, if fully paid out of pre-merger First Federal assets, would violate the merger agreement. (paragraph symbol)5.2 of said agreement provides in part:

         (ii) [Plaintiff and its subsidiaries shall] preserve intact their respective business organizations and assets...

         The Court concludes that the contingent fee contract, if it were constructed to authorize payment to its counsel out of the net worth of First Federal, would be a breach of the merger agreement, and that such breach would be so substantial as to bar the equitable remedy of specific performance. It would constitute a willful dissipation by Plaintiff of a significant portion of the assets it contracted to transfer to Defendant upon completion of the merger. 14

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         13. Under the fee contract,  the contingent component is based on a set of percentages "applied to the gross value of the recovery in excess of the value of First Federal Stock determined by the per share Purchase Price according to the agreement." Plaintiff will obtain a substantial "excess recovery" as defined in the fee contract under the remedy established herein.

         14. According to attorneys fee contract, a First Federal per share purchase price of $22 would mean First Federal was worth approximately $33 million. The per share purchase price on June 19,1991 ($19.372) would make its worth more at the time roughly $29 million. At the post-trial hearing, Plaintiff declined to present evidence of First Federal's current net worth,

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As well as being a violation of the merger agreement, this would be also be a breach of the general obligation of good faith performance which the law imposes upon all contracting parties.15 However, the Court does not construe the fee contract in that fashion. By its terms, the contingency is to be payable solely out of any "excess recovery" obtained in this litigation. As noted above, the term "excess recovery" is defined in the fee contract as the amount First Federal's shareholders will receive as a result of the merger which is over and above the value of First Federal.16 The fee contract does not contemplate the attorneys will receive anything





----------------------------------
contending that issue was irrelevant. The evidence presented by Defendant showed First Federal is currently worth approximately $50 million. Plaintiff contends its stock has dramatically increased in value due to this litigation, but that is irrelevant, because the merger agreement relies upon the stock's value as of the date of the original agreement ($16.80) plus increases in book value, rather than the stock's trading price. This is reasonable, since from the perspective of the acquiring corporation, the value it obtains from the acquired corporation is its value as an asset.

         15. Plaintiff successfully prevailed in the liability phase of this case by contending that Defendant was obligated to go forward with efforts to obtain regulatory approval for the merger, notwithstanding its legitimate concerns about their liability to do so successfully, because to do otherwise would constitute less than good faith efforts to consummate the transaction. The same standard will be applied to Plaintiff's attorney fee contract, and the Court will not assume Plaintiff entered into it with the bad faith intent of depriving Defendant of a substantial portion of its consideration.

         16. Plaintiff's contention is "value" should reflect the market of its stock, if accepted, would have dramatic and unintended consequences for Plaintiff's counsel. It is likely that as of the close of trading the day prior to consummation of the merger, the market value of all First Federal Stock will be roughly equivalent to the market value of the NationsBank stock to be exchanged for it. If stock values are the relevant base for deciding when the contingent portion of the attorneys fees agreement becomes operative, it is unlikely any contingency would be deemed to have been earned by Plaintiff's counsel, since there will be little or no "excess recovery" under that frame of reference if, as anticipated, the NationsBank shares obtained by the First Federal shareholders and all outstanding First Federal shares have roughly the same market value at the time the merger is consummated.

from the pre-merger assets of First Federal. Instead, it specifically provides that First Federal's value as an asset, as of the date of the merger, will remain intact, and that any contingency earned will come out of the excess recovery to Plaintiff's shareholders. Under this construction, the attorneys fee contract, which proscribes payment of fees out of anything other than the "excess recovery" Plaintiff's shareholders will receive, does not violate (paragraph symbol)5.2(ii) of the merger agreement.

         The Court does not conclude from the evidence presented that Plaintiff would have bee unable to retain competent counsel by offering an hourly fee of $175 in 1991. Plaintiff's expert witness, Wallace Harrell, testified that rate was roughly what his prevailing hourly rate was at that time. Mr. Harrell's experience considerably exceeds that of Plaintiff's counsel, and this Court considers him to stand at the top of the legal professional in terms of competence as well as integrity.17

         Whether a fee award to a prevailing party should be increased beyond what is a reasonable fee calculated by use of an hourly rate and applicable enhancements 18 due to the

----------------------------------
    17. The Court also has great respect for Plaintiff's counsel and Defendant's counsel, who have performed with great skill and competence in this litigation, which involves an area of the law where precedent is largely unavailable.

    18. Georgia has no precedent on determining attorneys fee awards against the losing party in cases when counsel for the prevailing party have a guaranteed fee at a reasonable hourly rate, and a supplemental contingency agreement. Under federal law, the prevailing hourly rate may be enhanced under the factors set out in Johnson v. Georgia Highway Express, Inc., 488 F.2d 714 (5th Cir. 1974), although their application has been somewhat modified by the additional emphasis placed upon the hourly rate as a benchmark in Norman v. Housing Auth. of City of Montgomery, 836 F.2d 1292 (11 Cir. 1988). Those factors are:
  (1) The time and labor required;

contingency of recovery of any fee was addressed by the United States Supreme Court in Pennsylvania v. Delaware Valley Citizens' Council for Clean Air, 483 U.S. 711, 107 S. Ct. 3078, 97 L. Ed. 2d 585 (1987). Five justices indicated that in a "rare case" enhancement may be appropriate to compensate for the risk of non-recovery of any fee in the case. Justice White, who delivered the opinion of the Court, stated that an upward adjustment for contingent recovery should not be awarded if the lawyer preserved any right of recourse against his client for fees. In this case, while the Court finds that qualified counsel could have been obtained by Plaintiff without the necessity for a supplemental contingent fee arrangement, this factor, standing alone, is not sufficient to deny Plaintiff an enhancement of its attorneys fee award beyond those called for under the hourly rate portion of the fee agreement.

         Plaintiff's counsel has already received fees from Plaintiff in excess of one million dollars, and while there was testimony in general terms concerning the effect of this litigation on their practice, they presented no evidence they were impaired from maintaining an

----------------------------------
  (2) the novelty and difficulty of the question
  (3) the skill requisite to perform the legal services properly;
  (4) the preclusion of other employment by the attorney due to the acceptance of the case
  (5) the customary fee;
  (6) whether the fee is fixed or contingent;
  (7) time limitations imposed by the client or circumstances;
  (8) the amount involved and the result obtained;
  (9) the experience, reputation, and ability of the attorney;
 (10) the undesirability of the case;
 (11) the nature and length of the professional relationship with the client;
      and
 (12) awards in similar cases.

         These guidelines were found by the Court in Johnson to be consistent with those contained in the relevant provisions of the American Bar Association's Code of Professional Responsibility, Ethical Consideration 2-18 and Disciplinary Rule 2-106, which have been adopted in this State. The Court therefore considers Johnson to be persuasive authority.

economically successful practice because they had to forego other litigation between 1991 and 1996. Nonetheless, the Court finds some enhancement of the fee award to Plaintiff is justified, in light of the novelty and difficulty of the questions presented in this litigation, the skill required to pursue it, and the successful results obtained by Plaintiff's counsel. Therefore, Defendant will be required to compensate 19 Plaintiff for its attorneys fees at the rate of $200 per hour, plus a lump sum enhancement of $250,000.20 Defendant shall be entitled to reduce the consideration in its offer to Plaintiff's shareholders by an amount equal to any fees paid by Plaintiff to its counsel prior to the completion of the merger which exceed the foregoing sum.21


----------------------------------
         19. The "award" will not be a payment by Defendant. It will be reflected by payments already made and to be made to Plaintiff's counsel out of the assets of First Federal.

         20. Defendant is entitled to a hearing on the reasonableness of the fees charged by Plaintiff's counsel. To accommodate that right while not interfering with the mechanics of the merger procedure, Defendant will give Plaintiff at least ten days advance notice of the date on which it expects to present the merger offer to Plaintiff's shareholders. Plaintiff's counsel shall provide Defendant's counsel with all fee records not less that five days before that offer is scheduled to be made. Defendant will be entitled to object to the amount of fees claimed by Plaintiff's counsel not later than the day prior to the date the offer is scheduled to be made. The amount of NationsBank shares sufficient to cover the amount of the disputed fees shall be escrowed, to be held pending the outcome of the dispute. The merger offer will not be delayed due to a dispute concerning attorney fees. If there is such a dispute, the offer shall contain an appropriate disclosure and explain the escrowing of shares and the manner in which they will be distributed pursuant to the outcome of the controversy.

         21. There is a final logistical problem with the attorney fee award. Defendant must know how precisely the extent to which it will be entitled to reduce the number of shares in its offer to Plaintiff's shareholders. Once that offer is made, the cost of having Plaintiff's counsel review it to determine its conformity to this Decree would, in theory, authorize Defendant to reduce the consideration further. To eliminate this problem, the Court will allow Plaintiff to incur an

                                   CONCLUSION

         It is ADJUDGED AND DECREED that the parties shall consummate the merger agreement, as promptly as possible consistent with applicable law and regulations governing such transactions. The terms of the offer Defendant shall make to Plaintiff's shareholders shall conform to this Order, and the parties are ENJOINED from failing to comply herewith, and from failing to use their best efforts to do so.

     SO ORDERED this the 11th day of October, 1996





                                                 (Signature of E.M. Wilkes III)
                                                 ____________________________
                                                 E.M. WILKES III, Judge
                                                 Superior Courts of Georgia
                                                 Brunswick Judicial Circuit


----------------------------------
additional $5,000 in fees subsequent to the submission of the merger offer by Defendant. Plaintiff's payment of those fees shall not entitle Defendant to further reduce its offer. This ruling, and the proceeding rulings which address attorneys fees, are without prejudice to Plaintiff's right to spend as much on legal representation in this case as it deems appropriate. Any such expenditures which exceed the amounts found lawfully payable out of the assets Defendant is entitled to obtain in the merger will be absorbed by Plaintiff's shareholders, in the form of a reduction in the number of shares in Defendant's merger offer.

                 IN THE SUPERIOR COURT FOR THE COUNTY OF GLYNN
                                STATE OF GEORGIA

FIRST FEDERAL SAVING                  )
BANK OF BRUNSWICK                     )
GEORGIA                               )
                                      )
             Plaintiff                )
                                      )    Civil Action No. 91-017092
      vs.                             )
                                      )
NATIONSBANK, as successor to          )
C&S/SOVRAN CORPORATION                )
THE CITIZENS AND                      )
SOUTHERN CORPORATION                  )
CITIZENS AND SOUTHERN                 )
GEORGIA CORPORATION                   )
and THE CITIZENS AND                  )
SOUTHERN NATIONAL                     )
BANK                                  )

             Defendants

                                     ORDER

         The advisory jury empaneled in the case having rendered its verdict on July 18, 1996, finding that the parties' merger agreement would have closed on June 19, 1991, had Defendants filed and pursued an application for regulatory approval on March 8, 1991, the Court makes the following Findings of Fact and Conclusions of Law.

                                FINDINGS OF FACT

         1. A prior jury trial resulted in a finding Defendants had breached the parties' merger agreement by not filing Y-2 Form with the Federal Reserve Bank of Atlanta on March 8,

1991. That finding was affirmed by the Supreme Court of Georgia. C&S/Sovran Corporation v. First Federal Savings Bank of Brunswick, 266 Ga. 104 (1995),

         2. In the advisory jury trial, the issue was what date the merger would have been concluded in the absence of Defendants' breach of the agreement. The jury was instructed to assume the Y-2 Form had been filed with the Federal Reserve Bank of Atlanta on March 8, 1991, and to further assume that all parties subsequently exercised due diligence in seeking to get regulatory approval for the merger.

         3. The parties suggested numerous possible closing dates for the merger, with a range of between May of 1991 and March of 1992. Plaintiff sought an early closing date, and Defendants sought a later closing date. There were representations by counsel that an earlier closing date would produce a substantially higher return to Plaintiff's shareholders, but the Court prohibited the parties from going into that matter before the jury, since the issue was the closing date, not the financial consequences of that date.

         4. The evidence was undisputed that under normal circumstances the merger would have been approved by the Federal Reserve Bank of Atlanta, under authority delegated by the Federal Reserve Board, within thirty days of the filing of Y-2 Form, and that a statutory thirty day waiting period for consummating the merger (to allow for Department of Justice to review for possible anti-trust implications) would begin to run on the date of Federal Reserve Bank approval. Between 85% and 90% of merger applications are processed under delegated authority, and the balance are forwarded to the Federal Reserve Board in Washington. Therefore, under normal circumstances the merger would have closed approximately sixty days from March 8, 1991. However, there questions of fact as to whether the financial conditions of Defendants as of March 8, 1991 would have prevented the regulatory approval process from proceeding in a normal manner. These were the matters presented to the advisory jury.

         5. Zane Kelley, an officer of the Federal Reserve Bank of Atlanta, testified that based on his extensive experience in deciding whether merger applications are to be processed under delegated authority or forwarded to the Federal Reserve Board in Washington for processing, and his knowledge of the financial condition of Defendants, an application for this merger filed on March 8, 1991 would have been forwarded to the Federal Reserve Board. While
Plaintiffs presented evidence to the contrary, the Court concludes that had a Y-2 been filed on March 8, 1991, it would have been processed under delegated authority, but would have been forwarded to the Federal Reserve Board.

         6. Michael Bradfield, an attorney in private practice retained as an expert witness by Defendants, served as Chief Counsel to the Federal Reserve Board for a number of years. He conducted a study of actions taken by the Board during a three year period (1990-1992), and concluded that for mergers with "issues" (generally financial concerns, but also matters like Community Reinvestment Act problems) the average time for final Board action was 219 days. For all mergers, including bank-thrift mergers with no such problems, the average time required for final decision was 139 days. However, Mr. Bradfield testified that the average processing times determined by his study should not be applied to this merger. Based on his knowledge of the financial condition of Defendants, it was his opinion the Board would not have acted upon the application until after the completion of Defendants' merger with North Carolina National Bank, which did not occur until December of 1991.

This testimony supported Defendants' contention the merger would not have been completed until March of 1992, as the Board would be expected to approve it within sixty days from the date of NCNB merger, which would start the thirty day Justice Department review period running some time in late February or early March of 1991.

         7. Hall Ware, an attorney in private practice retained as an expert witness by Plaintiff, testified that based on his experience in dealing with bank regulators, the financial condition of Defendants was not an insurmountable barrier to consummation of the First Federal merger. He was generally aware of the data which support Finding No. 13 hereinafter. His testimony supported Plaintiff's contention the merger could have been completed in June of 1991 had the parties' used their best efforts to obtain regulatory approval.

         8. The parties elicited testimony from the attorneys who were representing them in the merger transaction. On the ultimate issue before the Court, their testimony was consistent with the parties' experts referred to in the preceding two findings.

         9. Plaintiff contended proposed timetables provided by Defendants for consummating and implementing the merger constituted strong evidence the merger could have been concluded within ninety to one hundred twenty days. Milton Jones, the C&S officer in charge of operational planning for implementation of the merger, testified that he does not have contact with bank regulators as part of his job, and that while he was aware of Defendants' deteriorating financial condition, he proceeded with the development of revised First Federal merger timetables during much of 1991. The Court does not find it to be unusual that plans for dealing with the mechanical aspects of completing the merger might have proceeded on a different track than plans for dealing with Defendants' regulatory problems, to the extent they might prevent the merger from being completed. The timetables for completing the merger constitute some evidence as to the feelings of Defendants concerning possible dates of regulatory approval, since the persons responsible for dealing with the regulators would certainly notify Mr. Jones to halt his efforts if they decided completion of the merger was unlikely. However, the court does not find them to be as probative on the issue of the time frame for regulatory approval as Plaintiff contended.

     10. The testimony of all the witnesses would had knowledge of the regulatory approval process supports a conclusion a bank comparable to Defendants with a formal regulatory condition rating of "2" would not have difficulty obtaining approval for an acquisition of the type presented in this case, while a bank with a condition rating of "3" would have considerable difficulty in gaining such approval.

     11. As of June 19, 1996, the financial condition of Defendants was what is known as a "Deteriorating 2." The Court concludes that this would place a Y-2 filing made on March 8, 1991 and being considered between March 8th and May 8th into a "gray area" and that the decision of the Federal Reserve Board would be based upon its consideration of all relevant facts and circumstances. Defendants contend the on going review by their regulators during this period would have had the effect of chilling their efforts to push through a pending merger application. However, the parties' agreement required Defendants to use their best efforts to get the merger approved. Therefore, it is presumed Defendants would have attempted to demonstrate to the regulators that approval of the merger was appropriate, notwithstanding their status as a "Deteriorating 2."

     12. The parties presented considerable evidence concerning Defendants' financial condition. Its deteriorating position, commencing in 1990, was primarily the result of a general decline in real estate values in the metropolitan Washington area, where one component of the institution, the former Sovran Bank, had been heavily committed in commercial real estate loans. There was no evidence of mismanagement by Defendants' concerning their overall banking operations, or of flawed supervision of the smaller components of the holding company's system.

     13. The amount of Defendants' non-performing assets increased considerably during the relevant time period. The amount of loan chargeoffs also increased. There were measures to reduce costs, such as denial of executive bonuses and elimination of positions by attrition. On the other hand, Defendants' equity position remained strong, and it continued to show profits and pay dividends.

     14. The Court does not find the regulators would have imposed a per se bar to acquisitions by reason of Defendants' financial condition or its status as a "Deteriorating 2." The Court concludes regulatory concerns about the First Federal merger, had the Y-2 been filed on March 8, 1991 and pursued with the parties' best efforts, would have focused on whether the responsibilities of incorporating First Federal into Defendants' system would have detracted from their efforts to address the problems noted by the regulators.

     15. The major corrective action required of Defendants between March 8, 1991 and June 30, 1991 was to improve its real estate loan portfolio management. There is no evidence the First Federal real estate loan portfolio presented problems which would have required Defendants' employees responsible for that task, such as Mr. Alexander, who testified at trial, to divert any of their attention from that task.

     16. While as noted in Finding No,. 9 above the timetables for consummation of the merger are not necessarily admissions on the question of the timing of regulatory approval, they do demonstrate Defendants' operational arm believed a prompt and efficient incorporation of First Federal into their system could be accomplished without difficulty. Thus, there is no evidence completion of the merger would have placed a drain upon Defendants' management resources.

     17. The actual financial consequences of the merger to Defendants would not have been a significant regulatory concern, in light of the respective size of the institutions involved. There is no evidence First Federal was fiscally unsound.

                               CONCLUSION OF LAW

     The Court finds that a preponderance of the evidence in this case supports a conclusion the Federal Reserve Board would have approved the First Federal merger with Defendants within sixty days, had the Y-2 Form been filed with the Federal Reserve Bank of Atlanta on March 8, 1991 and forwarded to the Board shortly thereafter. The subsequent thirty day statutory period for Justice Department review would produce a closing date in mid to late June of 1991. The Court concludes that June 19, 1991, the date found as the merger closing date by the advisory jury, is an appropriate date to be used to frame the relief Plaintiff will obtain under the equitable decree which will be entered when the remaining issues in this case are decided by the Court.


          SO ORDERED this the 11th day of October, 1996.


                              /s/ E.M. Wilkes
                              ---------------------------
                              E.M. WILKES III, Judge
                              Superior Courts of Georgia
                              Brunswick Judicial Circuit